                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                              (AMENDMENT NO. 1)(1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                    Seacoast Banking Corporation of Florida
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                                (Name of Issuer)

                     Class A Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   81170710-8
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                                 (CUSIP Number)

        Dale M. Hudson, 192 SE Harbor Point Drive, Stuart, Florida 34996
                            Telephone: 561-288-6085
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 24, 1999
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 81170710-8                  13D                Page 2 of 6 Pages


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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dale M. Hudson

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

                   Not applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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

                          7      SOLE VOTING POWER

       NUMBER OF                          192,694(1)
         SHARES           -----------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY
          EACH                            286,946(1)
        REPORTING         -----------------------------------------------------
         PERSON           9      SOLE DISPOSITIVE POWER
          WITH
                                          192,694(1)
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          286,946(1)

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   479,640(1) (See Item 5 below)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.7%(1)
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14        TYPE OF REPORTING PERSON*

                   IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


---------------
(1)      The number of shares disclosed in items 7-11 and the percentage in item 13, include shares of Class A Common Stock and shares of Class B Common Stock because the shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time upon request of the holder.

CUSIP No. 81170710-8                  13D                Page 3 of 6 Pages


Item 1.  Security and Issuer.

         This statement relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Seacoast Banking Corporation of Florida, a Florida corporation, (the "Company"). The Company's principal executive offices are located at 815 Colorado Avenue, P.O. Box 9012, Stuart, Florida 34955-9012.


Item 2.  Identity and Background.

         Mr. Dale M. Hudson, currently resides at 192 SE Harbor Point Drive, Stuart, Florida 34996. Mr. Hudson is the Chairman and a director of the Company and of its subsidiary, First National Bank and Trust Company of the Treasure Coast (the "Bank"). Mr. Hudson has been a director of the Company since its formation in 1983 and a director of the Bank since 1976. Mr. Hudson is a citizen of the United States.

         During the last five years, Mr. Hudson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         On February 24, 1999, Mr. Hudson transferred 105,000 shares of Class A Common Stock and 7,500 shares of Class B Common Stock, par value $0.10 per share ("Class B Common Stock"), by way of gift, to his wife, Mary T. Hudson, and she immediately contributed such shares to Monroe Partners, Ltd., a Florida limited partnership that is a family partnership (the "Partnership"). On February 24, 1999, Mr. Hudson also contributed 105,000 shares of Class A Common Stock and 7,500 shares of Class B Common Stock to the Partnership, in exchange for 500 partnership units of which 10 units represent Mr. Hudson's General Partnership interest and 490 units represent his Limited Partnership interest in the Partnership. The value of Mr. Hudson's partnership units is currently being appraised.. The Partnership was formed to maintain continuity of control of the Company by Mr. Hudson's family. For further information regarding the Partnership and the interests of the other partners, see Item 5 below.

         The shares of Class B Common Stock have 10 votes per share and are convertible into shares of Class A Common Stock at any time at the request of the holder.



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CUSIP No. 81170710-8                  13D                Page 4 of 6 Pages


         The Partnership may acquire additional shares of Class A and/or Class B Common Stock from time to time.


Item 5.  Interest in Securities of the Company.

         Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 440,804 shares of the Class A Common Stock, representing approximately 9.6% of the issued and outstanding shares of the Class A Common Stock. With respect to 87,695 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 210,000 shares of Class A Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partner, his wife, Mary T. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. Mr. Hudson also holds 41,297 shares of Class A Common Stock jointly with his wife and shares voting and dispositive powers over such shares. Mr. Hudson's wife, Mary T. Hudson, holds 26,025 shares of Class A Common Stock in her own name, his daughter, Jane Eaker, holds 24,155 shares of Class A Common Stock in her own name, his daughter, Stephanie Forsberg, holds 24,500 shares of Class A Common Stock in her own name and his son, Dale Jr., holds 27,132 shares of Class A Common Stock in his own name. Mr. Hudson disclaims beneficial ownership of the shares held in his wife's sole name and the shares held by each of his children, over which he has no voting or dispositive powers. Mr. Hudson's children are adults, and none of them live in the same house with Mr. and Mrs. Hudson.

         Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 154,151 shares of the Class B Common Stock, representing approximately 41.1% of the issued and outstanding shares of the Class B Common Stock. With respect to 104,999 of such shares, Mr. Hudson has sole voting and dispositive powers. The Partnership holds 15,000 shares of Class B Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partner, his wife, Mary T. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. Mr. Hudson holds 20,649 shares of Class B Common Stock jointly with his wife and shares voting and dispositive powers over such shares. Mr. Hudson's wife, Mary T. Hudson, holds 3,960 shares of Class B Common Stock in her own name, his daughter, Jane Eaker, holds 2,793 shares of Class B Common Stock in her own name, his daughter, Stephanie Forsberg, holds 2,790 shares of Class B Common Stock in her own name and his son, Dale Jr., holds 3,960 shares of Class B Common Stock in his own name. Mr. Hudson disclaims beneficial ownership of the shares held in his wife's sole name and the shares held by each of his children, over which he has no voting or dispositive powers. Mr. Hudson's children are adults, and none of them live in the same house with Mr. and Mrs. Hudson.

         As a General and Limited Partner of the Partnership, Mr. Hudson shares voting and investment powers with his wife who is the other General Partner. The General Partners together have exclusive control of the Partnership, subject to the



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CUSIP No. 81170710-8                  13D                Page 5 of 6 Pages


approval of two-thirds of the Limited Partners, in certain circumstances. Mrs. Hudson is the only other Limited Partner at this time. As a result of being a General Partner, Mr. Hudson is deemed to be the beneficial owner of all of the shares held by the Partnership, although, as stated above, he disclaims beneficial ownership in all shares held by the Partnership except to the extent of his partnership interests.

         Other than the transfers described in item 4 above, Mr. Hudson has not engaged in any transactions relating to the Class A or Class B Common Stock during the 60 day period preceding the date of filing of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described herein, Mr. Hudson has no contract, arrangement, understanding or relationship with any other person with respect to shares of Class A or Class B Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         Mr. Hudson and his wife contemplate that they will transfer their Limited Partnership interests in the Partnership from time to time to trusts for the benefit of their family members, thereby transferring indirect, beneficial interests in the shares of the Company held by the Partnership.

Item 7.  Material to be Filed as Exhibits.

         None.



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CUSIP No. 81170710-8                  13D                Page 6 of 6 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    March 9, 1999
                                    -------------------------------------------
                                                        Date


                                    /s/ Dale M. Hudson
                                    -------------------------------------------
                                                      Signature


                                    Dale M. Hudson
                                    -------------------------------------------
                                    Name/Title





         Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)



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